Exhibit 99.4

Consent of Haynes and Boone, LLP

We consent to the reference to Haynes and Boone, LLP under the caption “Legal Matters” in the prospectus supplement filed pursuant to Rule 424(b)(5) on the date hereof constituting a part of the Registration Statement on Form F-3 (File No. 333-280817), as amended and supplemented (the “Registration Statement”). In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Haynes and Boone, LLP

Haynes and Boone, LLP

December 8, 2025